STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
(Dollars in thousands)

1. ORGANIZATION

Stephens Inc., an S Corporation (the "Company"), is a full-service investment banking firm which is headquartered in Little Rock, Arkansas. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Commodity Futures Trading Commission (CFTC). The Company is a wholly owned subsidiary of SI Holdings Inc., an S Corporation (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — For financial reporting purposes, the Company defines cash and cash equivalents as currency on hand and demand deposits with banks and overnight money market deposits and instruments with a maturity of less than ninety days.

Receivables from and Payables to Customers — Receivables from customers primarily consist of amounts due on cash and margin securities transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the statement of financial condition. No allowance for doubtful accounts is considered necessary. Payables to customers primarily represent cash on deposit with the Company.

Receivables from and Payables to Officers, Directors, and Affiliates — Receivables from and payables to officers, directors, and affiliates result from securities transactions executed in the ordinary course of business and carry the same terms and conditions as transactions with non-related parties.

Receivables from Others — Receivables from others result primarily from the Company's brokerage activities.

Securities Transactions — Marketable securities and securities sold but not yet purchased are carried at fair value on a trade date basis.

Securities borrowed are included in receivables from brokers and dealers in the statement of financial condition. The Company's policy is to treat securities borrowed as collateralized financing transactions and record the transactions at the amount of cash collateral advanced. The Company monitors the market value of the securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

Transactions involving sales of securities under agreements to repurchase or purchases of securities under agreements to resell are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to take possession of securities with a market value in excess of the principal amount loaned plus accrued interest in order to initially collateralize the purchase of securities under agreements to resell. The

Company's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral when deemed appropriate.

Concentrations of Credit Risk — In the normal course of business, the Company engages in fixed income transactions that expose it to temporary concentrations of credit risk. In the case of repurchase and resale agreements, counterparty risk is monitored by reviewing counterparty risk compared to established credit limits. Credit limits are established after review of customer financial data. In the case of both debt and equity underwritings, counterparty risk is reviewed by the appropriate underwriting committee prior to commitment.

Furniture, Fixtures, Equipment, and Leasehold Improvements — Furniture, fixtures, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture, fixtures, and equipment is provided over estimated useful lives of three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of 10 years or the lease term. The Company annually evaluates the carrying value of its furniture, fixtures, and equipment to determine if an impairment exists.

Income Taxes — The Company is a Qualified Subchapter S Corporation and therefore bears no entity level tax.

Use of Estimates — The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates and assumptions, and these differences may be material.

Recent Accounting Pronouncements — On May 28, 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). The amendments in ASU 2014-09 supersede previously established revenue recognition and cost guidance. The ASU will be effective for periods beginning after December 15, 2016. Subsequently, in August 2015 the FASB issued ASU 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date". This ASU defers the effective date of the Board's revenue standard, ASU 2014-09, Revenue From Contracts with Customers, by one year for all entities and permits early adoption on a limited basis. The Company is currently evaluating the impact of adopting ASU 2014-09.

On June 12, 2014, the FASB issued ASU 2014-11, *Transfers and Servicing* (Topic 860). The amendments in this ASU require that repurchase to maturity transactions be accounted for as secured borrowings, which is consistent with the accounting for other repurchase agreements, among other things. Disclosure requirements are also expanded. ASU 2014-11 is effective for periods beginning after December 15, 2014. The Company implemented this standard and it had no material impact on its statement of financial condition.

On August 27, 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements – Going Concern*. The ASU provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016. The Company is evaluating the impact this new standard will have on its statement of financial condition.

3. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Fair value is a market-based measure considered from the perspective of a market participant rather than a Company-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the market place, the liquidity of the markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Mortgage-backed Securities are comprised of agency issued debt and mortgage pass-throughs. Non-callable agency issued debt securities are generally valued using quoted market prices adjusted for risk characteristics. Actively traded non-callable agency issued debt securities are generally categorized in Level 2 of the fair value hierarchy.

The fair value of corporate bonds and U.S. Treasury obligations are estimated using recently executed transactions, market price quotations or bond spreads. Corporate bonds and U.S. Treasury obligations are generally categorized in Level 2 of the fair value hierarchy.

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate stocks are exchange traded securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy.

Not readily marketable securities held in proprietary inventory are valued using quoted market prices, and they are categorized in Level 1 of the fair value hierarchy. The value of other not readily marketable securities is estimated using multiple factors including the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. These securities are generally categorized in Level 2 of the fair value hierarchy. An investment in a partnership was valued based on calculations of asset values and future net revenue and was categorized in Level 3 of the fair value hierarchy.

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2015
Assets:				
Government securities segregated under federal and other regulations		$ 2,784		$ 2,784
State and municipal obligations		1,367		1,367
Mortgage-backed securities		167,439		167,439
Corporate stocks	$ 11,528			11,528
Money markets, mutual funds and other	74			74
Corporate bonds, debentures and notes		1,996		1,996
U.S. Treasury obligations		16,986		16,986
Not readily marketable securities	1,935	1,297	-	3,232
Total assets at fair value	$ 13,537	$ 191,869	$ 0	$ 205,406
Liabilities:				
Money markets, mutual funds and other		20		$ 20
U.S. Treasury obligations		7,241		7,241
Total liabilities at fair value	$	$ 7,261	$	$ 7,261

The Company had a Level 3 private equity investment in a company in the Energy sector. There was no fair value of this investment at December 31, 2015.

During the year ended December 31, 2015, there were no transfers to or from Level 1 and 2, as well as no transfers to or from the Level 3 categories.

The following table presents the carrying values and estimated fair values at December 31, 2015 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy:

Fair Value Measurements Not on a Recurring Basis
as of December 31, 2015

Assets	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash and Cash Equivalents	$ 14,108	$ 14,108			$ 14,108
Cash Segregated under federal and other regulations	100	100			100
Securities Purchased under agreements to sell, segregated under federal and other regulations	9,000		9,000		9,000
Receivables and Other	170,031		170,031		170,031
Securities Purchased under agreements to sell, net	7,855		7,855		7,855
Totals	$ 201,094	$ 14,208	$ 186,886	$ -	$ 201,094
Liabilities					
Securities sold under agreements to repurchase, net	$ 43,686		$ 43,686		$ 43,686
Payables and Other	202,038		202,038		202,038
Totals	$ 245,724	$	$ 245,724	$	$ 245,724

Substantially all of the Company's assets and liabilities are carried at contracted amounts which the Company believes approximate fair value. Assets which are recorded at contract amounts approximating fair value primarily consist of short-term receivables, securities purchased under agreements to resell and certain other receivables. Similarly, the Company's liabilities such as securities sold under agreements to repurchase and certain other payables are recorded at contract amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates on market movements.

Netting of Financial Assets and Financial Liabilities

The following table sets forth the netting of financial assets and of financial liabilities as of December 31, 2015, pursuant to the requirements of ASU 2011-11 and ASU 2013-01.

	December 31, 2015					
				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
Offsetting of financial assets						
Securities borrowed	$ 1,068	$	$ 1,068	$ (1,018)	$	$ 50
Securities purchased under agreements to resell segregated under Federal and other regulations	9,000		9,000	(9,000)		0
Securities purchased under agreements to resell	7,855		7,855	(7,855)		0
Total	$ 17,923	$	$17,923	$(17,873)	$	$ 50

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		
				Financial Instruments	Cash Collateral Received	Net Amount
Offsetting of financial liabilities:						
Securities sold under agreements to repurchase	43,686		43,686	(43,686)		0
Total	$ 43,686	$	$43,686	$(43,686)	$	$ 0

4. ASSETS SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2015, the Company had segregated $11,784 of marketable securities in an account "for the exclusive benefit of customers" and $100 of cash in an account "for the special reserve bank account for Brokers and Dealers" pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

5. RECEIVABLES AND PAYABLES FROM BROKERS AND DEALERS

Receivables from brokers and dealers at December 31, 2015, consist of the following:

Securities borrowed	$ 1,068
Securities failed to deliver	983
Unsettled regular-way trades	39,452
Other	1,770
	$ 43,273

Payables to brokers and dealers at December 31, 2015, consist of the following:

Securities failed to receive	$ 2,496
Clearing allocation	82
Other	63
	$ 2,641

6. FURNITURE, FIXTURES, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, equipment, and leasehold improvements at December 31, 2015 consisted of the following:

Leasehold improvements	$ 21,752
Computer hardware	6,920
Furniture and fixtures	7,912
Data and telephone equipment	3,488
Other	165
	40,237
Accumulated depreciation	(33,910)
Total	$ 6,327

In April 2015 the Company purchased customer lists in the amount of $2,500 which related to investment banking. The settlement of these transactions was short-term in nature as they were expected to close within a twelve month period.

Changes in the carrying amount of intangible assets for the year ended December 31, 2015 were as follows:

Balance - December 31, 2014	$ 0
Purchase of customer list	2,500
Write off	(48)
Amortization	(2,452)
Balance - December 31, 2015	$ 0

7. BORROWINGS

The Company had no short-term bank borrowings outstanding at December 31, 2015. During the year, average daily short-term borrowings were $744, with a maximum indebtedness of approximately

$34,000. The weighted-average interest rate on these borrowings approximated 1.23 % for the year ended December 31, 2015. The average interest rate was 1.34% at December 31, 2015.

As of and for the year ended December 31, 2015, the Company had no outstanding obligations that were subordinated to claims of general creditors.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company has elected to compute its net capital requirement under the aggregate indebtedness method of the Rule, which does not allow aggregate indebtedness to exceed 15 times net capital. At December 31, 2015, the Company had an aggregate indebtedness to net capital ratio of 1.60 with $125,435 of net capital, which was $112,036 in excess of its required minimum net capital of $13,399. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17).

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and client-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is the subject of regular, comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

9. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan which allows employees to begin making contributions on the first payroll date of the second calendar month following their date of hire. Participants are eligible for Company matching contributions at the beginning of the calendar quarter following six months of employment with a minimum of 500 hours worked. The Company's contributions for each plan year are made at the discretion of the Company's Board of Directors. Participants are fully vested in the Company's contributions after five years of service, and have graduated vesting during the five years. Forfeitures of the Company's contributions are used to pay for plan expenses or to increase the Company's contributions.

10. RELATED-PARTY TRANSACTIONS

The Company rents certain real property from an affiliate and other related parties under non-cancelable operating leases. At December 31, 2015, the future minimum rental commitments under these leases are as follows:

Years Ending December 31	Amount
2016	$ 3,625
2017	3,468
2018	3,468
2019	3,413
2020	3,335
Thereafter	43,352
	$ 60,661 (a)

(a) Minimum rental commitments have been reduced by minimum sublease rentals of $15,216 due in the future under noncancelable subleases.

The Company pays various expenses on behalf of an affiliated entity which are attributable to the operations of that entity. The affiliate reimburses the Company for expenses paid on its behalf. The payable balance from affiliated entities as of December 31, 2015 was $380, which is included in payables to officers, directors and affiliates.

The Company holds positions in marketable securities of companies in which officers, directors, and affiliates are members of the Boards of Directors. Total investment in related entities was $3,658 which is included in marketable securities.

11. COMMITMENTS AND CONTINGENCIES

In addition to the lease commitment discussed in Note 10, the Company has commitments related to other office space and software maintenance agreements. At December 31, 2015, the future minimum payments required under these agreements are as follows:

Years Ending December 31	Amount
2016	$ 6,935
2017	6,774
2018	5,764
2019	4,095
2020	3,544
Thereafter	5,652
	$ 32,764

The Company is a defendant in several lawsuits and an arbitration, which arose from its usual business activities. Almost all of these lawsuits arose from the Company's participation as a member of the underwriting syndicate in public offerings of securities. The Company also is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which

may result in adverse judgments, fines, or penalties. Although the ultimate outcome of these actions cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and consultation with outside counsel, does not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position.

The Company also provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters or placement agents, indemnification of those entities is intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions. The Company has not recorded a liability for such exposure as the likelihood of being required to pay is remote.

12. DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

Off-Balance-Sheet Risk — The Company enters into various transactions involving off-balance-sheet financial instruments, which primarily include securities purchased and sold on a when-issued basis, securities to-be-announced, and options.

The Company has sold securities not yet purchased and, therefore, will be obligated to purchase such securities at a future date. The Company has exposure to losses if the market values of those securities increase prior to purchase.

The Company's clearance activities involve the execution, settlement, and financing of various customer securities and commodities transactions on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Customer transactions may expose the Company to off-balance-sheet risks in the event the customer is unable to fulfill its contractual obligation or the margin requirements are not sufficient to fully cover losses that the customer may incur. The Company controls this risk by establishing credit limits for such activities and monitoring its customers' compliance and exposure on a daily basis.

The Company enters into TBA (to-be-announced) transactions to manage the Company's exposure to risk resulting from trading activities. The table below sets forth the fair value and notional amounts of open TBA contracts as of December 31, 2015.

	Gross Assets Fair Value	Gross Liabilities Fair Value	Contract/ Notional
Forward settling TBA trades	$	$ 83,727	$ 81,180

13. COLLATERAL

The Company receives collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, the Company is permitted to sell or repledge the securities held as collateral and use the securities to enter into securities lending arrangements or for delivery to counterparties to cover short positions. At December 31, 2015, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $162,237 and the fair value of the collateral that had been sold or repledged was $10,707.

	December 31, 2015				
	Remaining Contractual Maturity				
	Overnight and Open	Less than 30 days	30 - 90 days	Over 90 days	Total
Securities sold under agreements to repurchase	$ 43,686	$ 0	$ 0	$ 0	$ 43,686

14. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date this statement of financial condition was issued, and identified no subsequent events that should be disclosed in the notes to the statement of financial condition.

******